July 16, 2024

Claude Zdanow
President and Chief Executive Officer
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, TX 78750

       Re: Reliant Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 8, 2024
           File No. 000-56012
Dear Claude Zdanow:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 8, 2024
General

1. It appears that the proposed amendment to your articles of incorporation for an increase in authorized common stock relates to your merger with Onar, as reflected in your Form 8-K filed on June 18, 2024. Therefore, please revise your proxy statement to provide the information, including financial statements, required by Items 11, 13, and 14 of Schedule
       14A. See Note A of Schedule 14A.
2. Please revise your filing throughout to reflect that you are filing a proxy statement rather than an information statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 16, 2024
Page 2



       Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   William Robinson Eilers, Esq.